Exhibit 99.1

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

BROOKFIELD FINANCE INC.

US$500,000,000 3.500% NOTES DUE 2051

FINAL TERM SHEET

September 23, 2020

Issuer:	Brookfield Finance Inc.
Guarantor:	Brookfield Asset Management Inc.
Guarantee:	The notes will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by Brookfield Asset Management Inc.
Guarantor’s Ticker:	BAMACN
Security:	3.500% Senior Unsecured Notes due 2051
Format:	SEC registered
Size:	US$500,000,000
Trade Date:	September 23, 2020
Expected Settlement Date:	September 28, 2020 (T+3)

Maturity Date:	March 30, 2051
Coupon:	3.500%
Interest Payment Dates:	March 30 and September 30, commencing March 30, 2021
Price to Public:	99.313%
Benchmark Treasury:

[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of National Instrument 44-102 – Shelf Distributions (“NI 44-102”)]

Benchmark Treasury Price & Yield:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102]
Spread to Benchmark Treasury:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102]
Yield:	3.537%
Denominations:	Initial denominations of US$2,000 and subsequent multiples of US$1,000
Covenants:	Change of control (put @ 101%) Negative pledge Consolidation, merger, amalgamation and sale of substantial assets

Redemption Provisions:
Make-Whole Call:	Prior to September 30, 2050 (six months prior to maturity), treasury rate plus 35 basis points
Par Call:	At any time on or after September 30, 2050 (six months prior to maturity), at 100% of the principal amount of the notes to be redeemed
Use of Proceeds:	The net proceeds from the sale of the notes will be used for general corporate purposes
CUSIP/ISIN:	11271L AF9 / US11271LAF94
Joint Book-Running Managers[1]:	Deutsche Bank Securities Inc. BofA Securities, Inc. Wells Fargo Securities, LLC
Co-Managers:

Banco Bradesco BBI S.A.

BNP Paribas Securities Corp.

Itau BBA USA Securities, Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

National Bank of Canada Financial Inc.

Natixis Securities Americas LLC

Santander Investment Securities Inc.

SG Americas Securities, LLC

[1]	This offering will be made in Canada by (i) Merrill Lynch Canada Inc., a broker-dealer affiliate of BofA Securities, Inc., and (ii) Wells Fargo Securities Canada, Ltd., a broker-dealer affiliate of Wells Fargo Securities, LLC.

The Notes will be issued as a separate series of debt securities under a sixth supplemental indenture to be dated as of the date of the issuance of the Notes (the “Sixth Supplemental Indenture”) to the base indenture dated as of June 2, 2016 (the “Base Indenture”) (together with the Sixth Supplemental Indenture, the “Indenture”), between Brookfield Finance Inc., Brookfield Asset Management Inc., as guarantor, and Computershare Trust Company of Canada, as trustee. The foregoing is a summary of certain of the material attributes and characteristics of the Notes, which does not purport to be complete and is qualified in its entirety by reference to the Indenture.